Exhibit 99.1

Alterity Therapeutics presents data on ATH434 to the American Academy of Neurology

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 21st May 2020: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) has presented data on ATH434 (formerly PBT434) for the treatment of Multiple System Atrophy at the American Academy of Neurology (AAN) virtual meeting.

Chief Medical Officer & Senior VP Clinical Development, Dr David Stamler had been invited to make an oral presentation at the Parkinson’s Disease Interventions and Clinical Trials session at the AAN Annual meeting in Toronto in April 2020 but the meeting was cancelled due to the COVID-19 pandemic. This was replaced with the opportunity to make a virtual presentation which is currently live on the 2020 AAN Science Highlights Virtual Platform available here:

https://cslide-us.ctimeetingtech.com/aan2020/attendee/eposter/browse/gallery?q=PBT434

The presentation was based on an abstract entitled A Phase 1 Study of PBT434, a Novel Small Molecule Inhibitor of a-Synuclein Aggregation, in Adult and Older Adult Volunteers published in the journal Neurology.

In addition, Dr Stamler was interviewed by Neurology Today. The article is available here:

https://journals.lww.com/neurotodayonline/blog/NeurologyTodayConferenceReportersAANAnnualMeeting/pages/post.aspx?PostID=107

The abstract, presentation and article share findings from Alterity’s completed Phase 1 trial of leading drug candidate ATH434, which evaluated the safety, tolerability, and pharmacokinetics in healthy adult and older adult volunteers.

Importantly, the abstract provides detailed data demonstrating that ATH434 not only crosses the blood brain barrier in humans, but that clinically tested doses achieved concentrations in the brain that were comparable to or exceeded those associated with efficacy in animal models of disease. Safety data were presented indicating that ATH434 was well tolerated and demonstrated a similar adverse event profile in adults and older (≥ 65 years) adults.

The data support Alterity’s plans to proceed with clinical testing of ATH434 for the treatment of Multiple System Atrophy, a form of atypical Parkinsonism.

Dr David Stamler told Neurology Today: “Because we’re treating the underlying cause of disease by targeting alpha synuclein, I think we have potential to affect all aspects of disease — the motor symptoms, the blood pressure problems, gait and balance, and even bowel and bladder dysfunction.”

END

Authorisation & Additional information

This announcement was authorised by Geoffrey Kempler, CEO and Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 1216

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare and rapidly progressive neurological disorder affecting adults. It has no known cause. In addition to presenting with motor symptoms similar to those in Parkinson’s disease, individuals with MSA may also experience loss of ability to coordinate voluntary movements and impaired regulation of involuntary body functions such as blood pressure, bowel and bladder control. Most of these symptoms are not addressed by available drugs for patients with Parkinson’s disease. As the condition progresses, daily activities become increasingly difficult and complications such as increased difficulty swallowing, vocal cord paralysis, progressive immobility, and poor balance become more prominent. Symptoms tend to appear after age 50 and rapidly advance, leading to profound disability.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.